EXHIBIT 12

Ratio of Earnings to Fixed Charges

	Years Ended December 31,
(In Millions Except Ratios)	2016	2015	2014	2013	2012
Fixed Charges:

Interest Expense, Including Amortization of Deferred Finance Fees	$70	$55	$54	$55	$55

Interest Portion of Rental Expense (a)	21	19	24	25	24

Total Fixed Charges	91	74	78	80	79

Earnings Before Income Taxes, Discontinued Operations and Fixed Charges:

Pre-tax income (before income or loss from equity investees)	337	403	421	298	388

Fixed Charges	91	74	78	80	79

Total Earnings Available For Fixed Charges	$428	$477	$499	$378	$467

Ratio of Earnings to Fixed Charges:	4.7	6.4	6.4	4.7	5.9

(a)	Calculated as 33% of rent expense, which is a reasonable approximation of the interest factor.